FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

INVESTOR RELATIONS CONTACTS:	MEDIA RELATIONS CONTACT:
Anne Marie McCauley	Monica Walsh
(650) 628-2040	A & R Partners, Inc.
Ravit Avidor	(650) 762-2894
(972) 3-611-5064	mwalsh@arpartners.com
Check Point Software Technologies
ir@us.checkpoint.com

CHECK POINT SOFTWARE APPOINTS DAN PROPPER
TO ITS BOARD OF DIRECTORS

REDWOOD CITY, Calif., March 22, 2006 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced it has appointed Dan Propper to its board of directors. Propper is the CEO and chairman of the board of the Osem Group of Companies (TASE: OSEM), an Israeli leading manufacturer of food products, broadly held by Nestlé, the multinational food giant, with 53 percent of its share capital. Mr. Propper brings many years of business leadership and management experience to Check Point’s board.

“I am very pleased to welcome Dan to our board of directors,” said Gil Shwed, chairman and CEO of Check Point Software Technologies. “As one of the most regarded executives in Israel, Dan brings a broad business perspective as well as a wealth of experience to our board, making him a valuable addition to the team.”

Apart from his role at Osem, from1993 until 1999 Propper served as president of the Manufacturers’ Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Propper has received prestigious accolades for his contributions to the Israeli industry and economy, including an honorary Doctor from Technion, Israel Institute of Technology in 1999. Propper serves as a member on boards of various industrial companies and also as a board member of the Technion, the Weizman Institute of Science and Ben-Gurion University in Israel.

“I look forward to joining the board of a leading and innovative company such as Check Point,” said Propper “Check Point’s achievements since its inception have been phenomenal and I am delighted to have the opportunity to work with the company’s management team and contribute to its future success.”

Propper earned a Summa Cum Laude bachelor’s degree in chemical engineering and food technology from Technion.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. It is a market leader in the worldwide enterprise firewall, personal firewall and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal, Web, and endpoint security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm product line is the highest rated personal computer security suite, comprised of award-winning endpoint security solutions that protect millions of PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of more than 2,200 Check Point partners in 88 countries and its customers include 100% of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003-2006 Check Point Software Technologies Ltd. All rights reserved.
Check Point, Application Intelligence, Check Point Express, the Check Point logo, AlertAdvisor, ClusterXL, Cooperative Enforcement, ConnectControl, Connectra, CoSa, Cooperative Security Alliance, Eventia, Eventia Analyzer, Eventia Reporter, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, IMsecure, INSPECT, INSPECT XL, Integrity, InterSpect, IQ Engine, NGX, Open Security Extension, OPSEC, Policy Lifecycle Management, Provider-1, Safe@Home, Safe@Office, SecureClient, SecureKnowledge, SecurePlatform, SecuRemote, SecureXL Turbocard, SecureServer, SecureUpdate, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, Smarter Security, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 VSX, VPN-1 XL, Web Intelligence, ZoneAlarm, ZoneAlarm Pro, Zone Labs, and the Zone Labs logo, are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 6,496,935, 6,873,988 and 6,850,943 and may be protected by other U.S. Patents, foreign patents, or pending applications.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 22, 2006	CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer